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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Butler International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
657206-10-8
(CUSIP Number)
Edward M. Kopko,
200 E. Las Olas Boulevard,
Suite 1730A,
Ft. Lauderdale, Florida 33301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	657206-10-8

1	NAMES OF REPORTING PERSONS: SFE Partners

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Illinois

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000 shares of Series A 7% Preferred Stock and Warrants to purchase 1,000,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,000 Shares of Series A 7% Preferred Stock and Warrants to purchase 1,000,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000 Shares of Series A 7% Preferred Stock and Warrants to purchase 1,000,000 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

47.1% of Series A 7% Preferred Stock, 7.7% of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

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CUSIP No.	657206-10-8

1	NAMES OF REPORTING PERSONS: ISB Development Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Georgia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000 Shares of Series A 7% Preferred Stock and Warrants to purchase 1,250,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,000 Shares of Series A 7% Preferred Stock and Warrants to purchase 1,250,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,000 Shares of Series A 7% Preferred Stock and Warrants to purchase 1,250,000 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.8% of Series A 7% Preferred Stock, 9.5% of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

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CUSIP No.	657206-10-8

1	NAMES OF REPORTING PERSONS: Sergei Kouzmine

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,000 shares of Series A 7% Preferred Stock and Warrants to purchase 1,250,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,000 Shares of Series A 7% Preferred Stock and Warrants to purchase 1,250,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,000 Shares of Series A 7% Preferred Stock and Warrants to purchase 1,250,000 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.8% of Series A 7% Preferred Stock, 9.5% of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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CUSIP No.	657206-10-8

1	NAMES OF REPORTING PERSONS: Frederick H. Kopko, Jr.,

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		788,660 shares of Common Stock (includes options to purchase 108,000 shares of Common Stock and 1,367,396 shares of Series B 7% Cumulative Preferred Stock which are convertible into 389,707 shares of Common Stock)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000 shares of Series A 7% Preferred Stock and Warrants to purchase 1,000,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		788,660 shares of Common Stock (includes options to purchase 108,000 shares of Common Stock and 1,367,396 shares of Series B 7% Cumulative Preferred Stock which are convertible into 389,707 shares of Common Stock)

WITH	10	SHARED DISPOSITIVE POWER:

4,000 Shares of Series A 7% Preferred Stock and Warrants to purchase 1,000,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000 Shares of Series A 7% Preferred Stock and 1,788,660 shares of Common Stock (includes options to purchase 108,000 shares of Common Stock, 1,367,396 shares of Series B 7% Cumulative Preferred Stock which are convertible into 389,707 shares of Common Stock and warrants to purchase 1,000,000 shares of Common Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

47.1% of Series A 7% Preferred Stock, 13.3% of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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CUSIP No.	657206-10-8

1	NAMES OF REPORTING PERSONS: Edward M. Kopko

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,500 shares of Series A 7% Preferred Stock and 3,046,693 shares of Common Stock (includes options to purchase 578,767 shares of Common Stock, 1,362,606 shares of Series B 7% Cumulative Convertible Preferred Stock which are convertible into 388,342 shares of Common Stock and warrants to purchase 375,000 shares of Common Stock)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000 shares of Series A 7% Preferred Stock and Warrants to purchase 1,000,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,500 shares of Series A 7% Preferred Stock and 3,046,693 shares of Common Stock (includes options to purchase 578,767 shares of Common Stock, 1,362,606 shares of Series B 7% Cumulative Convertible Preferred Stock which are convertible into 388,342 shares of Common Stock and warrants to purchase 375,000 shares of Common Stock)

WITH	10	SHARED DISPOSITIVE POWER:

4,000 Shares of Series A 7% Preferred Stock and Warrants to purchase 1,000,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,500 Shares of Series A 7% Preferred Stock and 4,046,693 shares of Common Stock (includes options to purchase 578,767 shares of Common Stock, 1,362,606 shares of Series B 7% Cumulative Convertible Preferred Stock which are convertible into 388,342 shares of Common Stock, and warrants to purchase 1,375,000 shares of Common Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

64.7% of Series A 7% Preferred Stock, 28.3% of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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Item 1.	Security and Issuer
     This filing relates to the purchase by the Reporting Persons (as defined in Item 2) of shares of Series A 7% Preferred Stock (“Series A Preferred Stock”) and warrants to purchase shares of Common Stock, par value $.001 per share (the “Common Stock”) of the Issuer. The principal executive offices of the Issuer are located at 200 East Las Olas Boulevard, Suite 1730A, Ft. Lauderdale, FL 33301.

Item 2.	Identity and Background
(a)	This statement is jointly filed by SFE Partners, ISB Development Corp., Sergei Kouzmine, Frederick H. Kopko, Jr. and Edward M. Kopko. Because Sergei Kouzmine is the principal of ISB Development Corp., Mr. Kouzmine may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”) to be the beneficial owner of all shares of Series A Preferred Stock and Common Stock beneficially owned by ISB Development Corp. In addition, because ISB Development Corp., Frederick H. Kopko, Jr. and Edward M. Kopko are general partners of SFE Partners, ISB Development Corp., Mr. Kouzmine, Mr. F. Kopko and Mr. E. Kopko may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all shares held by SFE Partners.

(b)	The principal place of business for SFE Partners, ISB Development Corp. and Sergei Kouzmine is 50 Biscayne Drive, N.W., Unit 4101, Atlanta, Georgia, 30309-1046. The principal place of business for Frederick H. Kopko, Jr. is 20 North Wacker Drive, Suite 2520, Chicago, Illinois, 60606. The principal place of business for Edward M. Kopko is 200 East Las Olas Boulevard, Suite 1730A, Ft. Lauderdale, Florida, 33301.

(c)	The prinicapal occupation of Sergei Kouzmine is president of ISB Development Corp. The principal business of ISB Development Corp. is strategic management consulting. The principal business of SFE Partners is investments. The principal occupation of Frederick H. Kopko, Jr, is an attorney. The principal occupation of Edward M. Kopko is President and Chairman of the Board of Directors of Butler International, Inc.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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(f)	SFE Partners is a general partnership formed in Illinois. ISB Development Corp. is organized in Georgia. Mr. Kouzmine, Mr. F. Kopko and Mr. E. Kopko are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
     SFE Partners invested $4,000,000 in shares of Series A Preferred Stock and warrants to purchase shares of Common Stock of the Issuer. Funds for the purchase were borrowed from ISB Development Corp. A copy of the promissory note is attached hereto as Exhibit A.
     ISB Development Corp. invested $1,000,000 in shares of Series A Preferred Stock and warrants to purchase shares of Common Stock of the Issuer. The source of these funds was the working capital of ISB Development Corp.
     Edward M. Kopko invested $1,500,000 from personal funds to purchase shares of Series A Preferred Stock and warrants to purchase shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction
     The purpose of the acquisition of the Series A Preferred Stock and warrants to purchase Common Stock is for investment.

Item 5.	Interest in Securities of the Issuer
(a)	The aggregate percentage of shares of Series A Preferred Stock reported to be owned by the Reporting Persons is based upon 8,500 Shares of Series A Preferred Stock outstanding.

The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Person is based upon 11,948,124 shares of Common Stock outstanding. In determining the aggregate percentage of shares of Common Stock reported by each Reporting Person, the number of shares of Common Stock outstanding was increased by the number of shares of Common Stock issuable upon exercise of all options and warrants, and conversions of all shares of Series B 7% Cumulative Convertible Preferred Stock, held by such Reporting Person as required by regulations of the Securities and Exchange Commission.

As of February 16, 2007, SFE Partners owned (i) 4,000 shares of Series A Preferred Stock representing 47.1% of the Series A Preferred Stock outstanding; and (ii) warrants to purchase 1,000,000 shares of Common Stock, representing 7.7% of the shares of Common Stock outstanding.

As of February 16, 2007, ISB Development Corp. owned (i) 1,000 shares of Series A Preferred Stock, individually, and may be deemed to beneficially own an additional 4,000 shares of Series A Preferred Stock as a partner of

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SFE Partners; and (ii) warrants to purchase 250,000 shares of Common Stock, individually, and may be deemed to beneficially own warrants to purchase an additional 1,000,000 shares of Common Stock as a partner of SFE Partners. ISB Development Corp. therefore may be deemed to beneficially own a total of 5,000 shares of Series A Preferred Stock or 58.8% of the shares of Series A Preferred Stock outstanding and warrants to purchase 1,250,000 shares of Common Stock, or 9.5% of the shares of Common Stock outstanding.

Sergei Kouzmine, as the president of ISB Development Corp., which is a partner of SFE Partners, may also be deemed to beneficially own (i) the 4,000 shares of Series A Preferred Stock owned by SFE Partners; (ii) the warrants to purchase 1,000,000 shares of Common Stock owned by SFE Partners; (iii) the 1,000 shares of Series A Preferred Stock owned by ISB Development Corp.; and (iv) the warrants to purchase 250,000 shares of Common Stock owned by ISB Development Corp., and therefore may be deemed to beneficially own 58.8% of the outstanding shares of Series A Preferred Stock, and 9.5% of the outstanding shares of Common Stock.

Frederick H. Kopko, Jr., as a partner of SFE Partners, may also be deemed to beneficially own (i) the 4,000 shares of Series A Preferred Stock owned by SFE Partners; and (ii) the warrants to purchase 1,000,000 shares of Common Stock owned by SFE Partners. Frederick H. Kopko, Jr. also individually owns 788,660 additional shares of Common Stock (including options to purchase 108,000 shares of Common Stock and 1,367,396 shares of Series B 7% Cumulative Convertible Preferred Stock which are convertible into 389,707 shares of Common Stock), and therefore may be deemed to beneficially own a total of 47.1% of the outstanding shares of Series A Preferred Stock, and 13.3% of the outstanding shares of Common Stock.

Edward M. Kopko, as a partner of SFE Partners, may also be deemed to beneficially own (i) the 4,000 shares of Series A Preferred Stock owned by SFE Partners; and (ii) the warrants to purchase 1,000,000 shares of Common Stock owned by SFE Partners. Edward M. Kopko also individually owns (i) 1,500 shares of Series A 7% Preferred Stock, and (ii) 3,046,693 shares of Common Stock (including options to purchase 578,767 shares of Common Stock, 1,362,606 shares of Series B 7% Cumulative Convertible Preferred Stock which are convertible into 388,342 shares of Common Stock and warrants to purchase 375,000 shares of Common Stock), and therefore may be deemed to beneficially own a total of 64.7% of the outstanding shares of Series A Preferred Stock, and 28.3% of the outstanding shares of Common Stock.

Mr. Sergei Kouzmine, Mr. Edward M. Kopko and Mr. Frederick H. Kopko, Jr. disclaim beneficial ownership of the shares of Series A Preferred Stock and warrants to purchase shares of Common Stock beneficially owned by SFE Partners except to the extent of their pecuniary interest therein. Mr.

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Sergei Kouzmine disclaims beneficial ownership of the shares of Series A Preferred Stock and warrants to purchase shares of Common Stock beneficially owned by ISB Development Corp. except to the extent of his pecuniary interest therein.

(b)	By virtue of his position with ISB Development Corp., Sergei Kouzmine has the sole power to vote and dispose of the shares of Series A Preferred Stock and warrants to purchase shares of Common Stock beneficially owned by ISB Development Corp. reported in this statement on Schedule 13D.

By virtue of their position as general partners of SFE Partners, and by virtue of Sergei Kouzmine’s position as president of ISB Development Corp., Sergei Kouzmine, Edward M. Kopko and Frederick H. Kopko, Jr. have the shared power to vote and dispose of the shares of Series A Preferred Stock and Common Stock beneficially owned by SFE Partners reported in this Statement.

The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Kouzmine is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 5,000 shares of Series A Preferred Stock or warrants to purchase 1,250,000 shares of Common Stock beneficially owned by ISB Development Corp. Pursuant to Rule 13d-4, Mr. Kouzmine disclaims all such beneficial ownership.

The filing of this statement on Form 13D shall not be construed as an admission that Mr. Kouzmine, Mr. Edward M. Kopko or Mr. Frederick H. Kopko, Jr. are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 4,000 shares of Series A Preferred Stock or warrants to purchase 1,000 shares of Common Stock owned by SFE Partners. Pursuant to Rule 13d-4, Mr. Kouzmine, Mr. Edward M. Kopko and Mr. Frederick H. Kopko, Jr. disclaim all such beneficial ownership.

(c)	Set forth below is a list of all transactions in the Series A Preferred Stock and Common Stock during the past sixty days by the Reporting Persons. The transactions were effected by purchases directly from the Issuer.

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			Warrants to Purchase
		Shares of Series A	Shares of
Date	Purchaser	7% Preferred Stock	Common Stock	Total Cost
12/20/06	SFE Partners	4,000	1,000,000	$4,000,000
12/20/06	ISB Development Corp.	1,000	250,000	$1,000,000
12/20/06	Edward M. Kopko	1,250	312,500	$1,250,000
12/20/06	Edward M. Kopko (IRA)	250	62,500	$250,000
(d)	No person other than the Reporting Persons is know to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the shares of Series A Preferred Stock.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     SFE Partners, ISB Development Corp., Frederick H. Kopko, Jr. and Edward M. Kopko, each have sole discretion over the disposition and/or voting over their respective shares of securities of the Issuer. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A.	Promissory Note, dated November 29, 2006, from SFE Partners to ISB Development Corp.

Exhibit B.	Joint Filing Agreement by and among SFE Partners, ISB Development Corp., Sergei Kouzmine, Frederick H. Kopko, Jr. and Edward M. Kopko.

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Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2007	SFE Partners
	By:	/s/ Sergei Kouzmine
Sergei Kouzmine, General Partner

ISB Development Corp.
	By:	/s/ Sergei Kouzmine
Sergei Kouzmine, President

/s/ Sergei Kouzmine
Sergei Kouzmine

/s/ Frederick H. Kopko, Jr.
Frederick H. Kopko, Jr.

/s/ Edward M. Kopko
Edward M. Kopko

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